

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Stephen M. Kadenacy
Chief Executive Officer
SilverBox Engaged Corp II
8801 Calera Drive
Austin, TX 78735

> **Re: SilverBox Engaged Corp II**
> **Draft Registration Statement on Form S-1**
> **Submitted December 23, 2021**
> **CIK No. 0001859686**

Dear Mr. Kadenacy:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted December 23, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1. Please have your auditor revise their report to state that their audits were conducted in accordance with the standards of the PCAOB, rather than only the auditing standards of the PCAOB. Refer to the guidance in paragraph .09 of AS 3101.

Signatures, page II-8

2. Please identify the person signing the registration statement in the capacity of controller or principal accounting officer. Refer to Instruction 1 to Signatures on Form S-1.

You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan Ko